UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
_________________
Diamond Resorts International, Inc.
(Name of Subject Company (Issuer))
Dakota Merger Sub, Inc.
(Offeror)
a direct wholly owned subsidiary of
Dakota Parent, Inc.
(Parent of Offeror)
Apollo Management VIII, L.P.
(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
_________________
Common Stock, par value $0.01 per share
(Title of Class of Securities)
25272T 104
(CUSIP Number of Class of Securities)
Dakota Merger Sub, Inc.
c/o Apollo Management VIII, L.P.
9 West 57th Street, 43rd Floor
New York, New York 10019
Attention: John J. Suydam
Telephone: (212) 515-3200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
_________________
With copies to:
Taurie M. Zeitzer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$2,345,673,783.75	$236,209.35

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) the offer price of $30.25 per share of common stock, par value $0.01 per share (“Shares”), of Diamond Resorts International, Inc., a Delaware corporation (“Diamond Resorts”), by (b) 77,542,935 Shares, which is the sum of (1) 69,745,698 Shares issued and outstanding (including 138,000 Shares of restricted stock), (2) 7,688,370 Shares issuable upon the exercise of outstanding options with an exercise price that is less than $30.25, (3) 81,830 Shares issuable pursuant to restricted stock units, and (4) an aggregate of 27,037 Shares subject to deferral. The foregoing share figures have been provided by Diamond Resorts to the Offeror and are as of July 13, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2016, issued August 27, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $236,209.35	Filing Party: Dakota Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 14, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, “Schedule TO”) filed by Dakota Merger Sub, Inc., a Delaware corporation (the “Offeror”), Dakota Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”) on July 14, 2016. The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $30.25 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of June 29, 2016, by and among Diamond Resorts, Parent and the Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

            This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
Exhibit No.	Description
(a)(1)(H)	Press Release, dated August 1, 2016 (incorporated by reference to Exhibit 99.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on August 1, 2016).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAKOTA MERGER SUB, INC.
By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President
DAKOTA PARENT, INC.
By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President
APOLLO MANAGEMENT VIII, L.P.
BY: AIF VIII Management, LLC, its General Partner
By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: August 2, 2016

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase, dated July 14, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, dated June 29, 2016 (incorporated by reference to Exhibit 99.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).*

(a)(1)(G)	Text of Summary Advertisement, as published in The Wall Street Journal on July 14, 2016.*

(a)(1)(H)	Press Release, dated August 1, 2016 (incorporated by reference to Exhibit 99.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on August 1, 2016).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Text of press release announcing launch of Tender Offer, dated July 14, 2016.*

(b)(1)	Debt Commitment Letter, dated as of June 29, 2016, among Royal Bank of Canada, Barclays Bank PLC, RBC Capital Markets, LLC, Jefferies Finance LLC and PSP Investments Credit USA LLC.*

(d)(1)
Agreement and Plan of Merger, dated as of June 29, 2016, by and among Diamond Resorts, the Offeror and Parent (incorporated by reference to Exhibit 2.1 to Diamond Resorts International, Inc.’s Form 8-K, filed on June 29, 2016).*

(d)(2)	Equity Commitment Letter, dated as of June 29, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of June 29, 2016, delivered by certain equity funds managed by Management VIII in favor of Diamond Resorts.*

(d)(4)	Confidentiality Agreement, dated as of March 21, 2016, between Management VIII and Diamond Resorts.*

(g)	Not applicable.

(h)	Not applicable.

*	previously filed